# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimi Health Corp., CIK 0002027329
CUSIP: 68405H308
Title of class of securities: Common Shares, with no par value
Address of issuer's principal executive offices: 269 David Brown Way, Princeton, British Columbia, Canada (Federal Level) (Z4), V0X 1W0
Date of event which requires filing of this statement: 05/19/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148941

## Reporting persons
- Cathay Visions Enterprises Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 474,124; shared voting power 0; sole dispositive power 474,124; shared dispositive power 0; aggregate amount beneficially owned 474,124 (8.25% of the class)
- Dane Nicholas Stevens: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 474,124; shared voting power 0; sole dispositive power 474,124; shared dispositive power 0; aggregate amount beneficially owned 474,124 (8.25% of the class)

## Item 1. Issuer
Name of issuer: Optimi Health Corp.
Address of issuer's principal executive offices: 269 David Brown Way, Princeton, British Columbia, V0X 1W0, Canada

## Item 2. Person Filing
Name of person filing:
Cathay Visions Enterprises Inc.
Dane Nicholas Stevens
Address of principal business office or, if none, residence:
Cathay Visions Enterprises Inc.: 215-4800 No 3 Road, Richmond, British Columbia, V6X 3A6, Canada
Dane Stevens: 269 David Brown Way, Princeton, British Columbia, V0X 1W0, Canada
Citizenship:
Cathay Visions Enterprises Inc.: British Columbia (Canada)
Dane Nicholas Stevens: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Cathay Visions Enterprises Inc.: 474,124
Dane Stevens: 474,124

Cathay Visions Enterprises Inc. holds 456,347 common shares and options and warrants exercisable for 17,777 common shares. Cathay Visions Enterprises Inc. is wholly-owned by Dane Nicholas Stevens and Dane Nicholas Stevens is deemed the beneficial owner of common shares held by Cathay Visions Enterprises Inc.
Percent of class:
Cathay Visions Enterprises Inc.: 8.25%
Dane Stevens: 8.25%
Sole power to vote or to direct the vote:
Cathay Visions Enterprises Inc.: 474,124
Dane Stevens: 474,124
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition:
Cathay Visions Enterprises Inc.: 474,124
Dane Stevens: 474,124
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cathay Visions Enterprises Inc.: /s/ Dane Stevens, Dane Stevens/Authorized Signatory (08/07/2026)
- Dane Nicholas Stevens: /s/ Dane Stevens, Dane Stevens (08/07/2026)